Exhibit 99.1

Press Release

VTTI ENERGY PARTNERS LP REPORTS FINANCIAL RESULTS

FOR THE SECOND QUARTER ENDED JUNE 30, 2015

LONDON, August 11, 2015 – VTTI Energy Partners LP (“VTTI” or the “Partnership”) (NYSE: VTTI) today reported its financial results for the second quarter ended June 30, 2015.

Highlights

•	Generated Adjusted EBITDA(1) of $53.1 million for the second quarter of 2015, compared to Adjusted EBITDA of $56.1 million forecast at the time of our initial public offering in August 2014 (the “IPO”), the difference being primarily due to a change in the timing of the receipt of other revenues.

•	Generated distributable cash flow(1) of $14.2 million for the second quarter of 2015, exceeding the distributable cash flow of $13.7 million forecast at the time of the IPO.

•	Acquired an additional 6.6% economic interest in VTTI MLP B.V. (“VTTI Operating”) from VTTI MLP Partners B.V., effective as of July 1, 2015.

•	Declared an increased quarterly cash distribution to unitholders of $0.2815 per unit with respect to the second quarter of 2015, representing a quarter-on-quarter increase of 3.5% and equivalent to $1.126 per unit on an annualized basis. The implied distribution coverage ratio was 1.22x.

(1)	Adjusted EBITDA and distributable cash flow are non-GAAP financial measures. See Appendix A for a reconciliation to the most directly comparable U.S. GAAP financial measure.

Financial and Operating Results Overview

The operating and financial performance of VTTI for the second quarter ended June 30, 2015, was consistent with expectations. The Partnership also acquired an additional 6.6% economic interest in VTTI Operating from VTTI MLP Partners B.V., effective as of July 1 2015. The acquisition was financed by a related party loan from VTTI B.V. for the full amount of the cash consideration of $75.0 million. Following the acquisition, the Partnership indirectly owns a total economic interest of 42.6% and a 51.0% indirect voting interest in VTTI Operating.

Mr. Rob Nijst, Chief Executive Officer of VTTI, stated: “Our strong performance in the second quarter was in line with our expectations. Our business model based on take-or-pay fees derived from long-term contracts has again proved robust in the face of macro and energy market volatility and demonstrates our lack of direct commodity price exposure and hedged foreign exchange position. We also achieved a number of Health and Safety milestones in the quarter, with records achieved at several of our terminal locations for the number of days without a lost-time injury.”

Total operating income for the second quarter ended June 30, 2015, was $28.5 million while net income was $18.0 million. Adjusted EBITDA for the second quarter ended June 30, 2015 was $53.1 million, compared to the forecast at the time of the IPO of $56.1 million. The forecast at the time of the IPO assumed that approximately $8.0 million of other revenue cash receipts would be collected in the second quarter under an existing contract at our Rotterdam terminal. Approximately $5.5 million of this amount was received in the second quarter, the remainder being collected in the first quarter ended 31 March, 2015. The Partnership generated $14.2 million of distributable cash flow, exceeding the forecast at the time of the IPO of $13.7 million.

Cash Distribution

On April 30, 2015, the Board declared a quarterly cash distribution of $0.2815 per unit with respect to the second quarter of 2015. The implied distribution coverage ratio was 1.22x and is equivalent to $1.126 per unit on an annualized basis. The cash distribution will be paid on August 14, 2015, to unitholders of record as of the close of business on August 10, 2015.

Financing and Liquidity

As of June 30, 2015, the Partnership had cash and cash equivalents of $37.2 million and total bank debt outstanding of $549.6 million (excluding restricted cash and debt held by affiliates), implying an annualized net debt to Adjusted EBITDA ratio of 2.4x. As of June 30, 2015, there was an undrawn amount of approximately $95 million available under our €580 million revolving credit facility.

As of July 1, 2015, the Partnership recognized $75 million of related party debt in conjunction with the acquisition of an additional 6.6% economic interest of VTTI Operating.

We believe that our current resources, including cash generated by the operations of the Partnership, are sufficient to meet the working capital requirements of our ongoing business.

Outlook

Mr. Rob Nijst, Chief Executive Officer of VTTI commented: “We successfully completed our first dropdown transaction this past quarter and we have increased our distribution for the second quarter in succession. Furthermore, we are pleased to announce that VTTI B.V. is now starting construction at its Cape Town greenfield terminal, an asset which will further add to VTTI’s existing right of first offer dropdown assets. We also continue to look for additional expansion opportunities, both from internal organic opportunities and external strategic greenfield or brownfield acquisitions.”

About VTTI Energy Partners LP

VTTI Energy Partners LP is a fee-based, growth-oriented limited partnership, formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in energy hubs throughout the world with a combined total storage capacity of 35.5 million barrels.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and industry trends, the financial condition and liquidity, cash available for distribution and future capital expenditures are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, such matters as: future operating or financial results and future revenues and expenses; our future financial condition and liquidity; significant interruptions in the operations of our customers; future supply of, and demand for, refined petroleum products and crude oil; our ability to renew or extend terminaling services agreements; the credit risk of our customers; our ability to retain our key customers; including Vitol; operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms; volatility in energy prices; competition from other terminals; changes in trade patterns and the global flow of oil; future or pending acquisitions of terminals or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities; maintenance or remediation capital expenditures on our terminals; environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases; health and safety regulatory conditions, including changes in such laws; costs and liabilities in responding to contamination at our facilities; our ability to obtain financing; restrictions in our credit facilities, including expected compliance and effect of restrictive covenants in such facilities; fluctuations in currencies and interest rates; the adoption of derivatives legislation by Congress; our ability to retain key officers and personnel; the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business; risks associated with our international operations; compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act; risks associated with our potential business activities involving countries, entities, and individuals subject to restrictions imposed by U.S. or other governments; and tax liabilities associated with indirect taxes on the products we service. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed on Form 20F which was filed with the United States Securities Exchange Commission on April 30, 2015 and is available via the SEC’s website at www.sec.gov. VTTI undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Contacts

VTTI Energy Partners LP

Robert Abbott, Chief Financial Officer

+44 20 3772 0110

Hill + Knowlton Strategies New York,

Peter Poulos

+1 212 885 0588

Hill + Knowlton Strategies Amsterdam,

Tanno Massar

+31 20 4044707

SOURCE: VTTI Energy Partners LP

VTTI ENERGY PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS

OF OPERATIONS

for the three months ended June 30, 2015 and 2014

(in US$ millions)

	Three Months Ended June 30,
	2015	2014
Revenues, third parties	15.0	17.7
Revenues, affiliates	55.9	56.2

Total revenues	70.9	73.9

Operating costs and expenses:
Operating costs	18.9	22.6
Depreciation and amortization	16.7	17.6
Selling, general and administrative	6.7	6.5
Loss on disposal of property, plant and equipment	0.1	—

Total operating expenses	42.4	46.7

Total operating income	28.5	27.2

Other income/(expense):
Interest expense, including related party	(2.2)	(7.4)
Other finance expense	(0.5)	(0.5)
Gain/(loss) on foreign currency transactions	6.5	—
Gain/(loss) on derivative financial instruments	(9.4)	(10.6)

Total other income/(expense), net	(5.6)	(18.5)

Income before income tax expense	22.9	8.7
Income tax expense	(4.9)	(1.7)

Net income	18.0	7.0

Non-controlling interest	(12.6)	(1.3)

Net income attributable to VTTI Energy Partners LP Owners	5.4	5.7

VTTI ENERGY PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

as of June 30, 2015 and December 31, 2014

(in US$ millions)

	June 30,	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	37.2	36.3
Restricted cash	1.1	2.2
Trade accounts receivable	6.2	9.7
Affiliates	17.5	23.6
Other receivables and current assets	16.7	21.9
Prepaid expenses	2.9	1.7
Deferred tax assets	0.1	0.9
Derivative assets	9.6	7.7

Total current assets	91.3	104.0

Long-term assets:
Long-term receivables	1.1	1.2
Long-term prepaid expenses	23.8	22.7
Deferred tax assets	29.9	32.8
Property, plant and equipment	1,239.6	1,276.8
Intangible assets, net	36.2	40.2
Goodwill	111.8	119.6
Derivative assets	24.4	15.2
Deferred debt issuance costs	0.4	0.5

Total long-term assets	1,467.2	1,509.0

Total assets	1,558.5	1,613.0

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	17.4	16.5
Affiliates	7.2	4.4
Current instalments of long-term debt, affiliates	6.0	—
Derivative liabilities	6.4	5.6
Other liabilities and accrued expenses	23.7	31.4

Total current liabilities	60.7	57.9

Long-term liabilities:
Long-term debt, excluding current instalments	549.6	573.7
Derivative liabilities	6.6	8.4
Long-term debt, affiliates	67.5	56.1
Post-retirement benefit and post-employment obligation	11.3	11.8
Environmental provisions	20.3	23.0
Deferred tax liabilities	43.2	33.0
Other long-term liabilities	15.3	13.9

Total long-term liabilities	713.8	719.9

Total liabilities	774.5	777.8

Equity:
Total partners’ capital	277.0	289.1
Accumulated other comprehensive income	(9.7)	(6.0)
Non-controlling interest	516.7	552.1

Total equity	784.0	835.2

Total liabilities and equity	1,558.5	1,613.0

Basis of Preparation and Presentation

The accompanying unaudited interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information.

As of August 6, 2014, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to August 6, 2014, the statement of operations and balance sheet have been prepared on a “carve out” basis from the accounting records of the VTTI Group using actual results of operations, assets and liabilities attributable to the Partnership, including allocation of expenses from VTTI and are recorded at VTTI’s historical book value. The Partnership’s unaudited interim financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s terminal-owning and operating subsidiaries. See Note 2 of the audited consolidated and combined carve-out financial statements for the year ended December 31, 2014, as found in the Partnership’s Annual Report on Form 20-F which was filed with the SEC on April 30, 2015 and is available via the SEC’s website at www.sec.gov.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA

We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods, and the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA provides useful information to management in assessing our financial condition and results of operations. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to U.S. GAAP net income. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table reconciles net income to Adjusted EBITDA for the second quarter ended June 30, 2015.

(in US$ millions)	Three Months Ended June 30, 2015
Net income	18.0
Interest expense, including affiliates	2.7
Other items(a)	10.8
Depreciation and amortization	16.7
Income tax expense	4.9

Adjusted EBITDA(b)	53.1

(a)	Other items consist of non-cash items in operating expenses, anticipated timing differences between the recognition and receipt of revenues and gains and losses on foreign currency and interest rate financial derivatives.
(b)	Adjusted EBITDA contains a realized foreign currency derivative gain of $2.7 million resulting from the financial instrument we have in place to hedge EUR/USD movements in our operating cash flows.

Distributable Cash Flow (“DCF”)

Distributable cash flow represents Adjusted EBITDA after considering period financial costs including estimated maintenance and replacement capital expenditures and other reserves established by the Partnership. Estimated maintenance and replacement capital expenditures represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with U.S. GAAP. The table below reconciles Adjusted EBITDA to distributable cash flow for the second quarter ended June 30, 2015.

(in US$ millions)	Three Months Ended June 30, 2015
Adjusted EBITDA	53.1
Cash interest expense (a)	(3.7)
Cash income tax expense	—
Maintenance capital expenditures	(5.6)
Cash flow attributable to non-controlling interest	(29.6)

Distributable cash flow	14.2
Total distribution	11.6
Coverage ratio	1.22x

(a)	Cash interest expense includes periodic cash settlement amounts for interest rate swap derivative financial instruments.